FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Rio Narcea Gold Mines, Ltd.
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario   M5H 3C2

(the “Company” or “Rio Narcea”)

Item 2

Date of Material Change

April 4, 2007

Item 3

News Release

The news release was disseminated on April 4, 2007 through Canadian Corporate News and subsequently filed on SEDAR.

Item 4

Summary of Material Change

The Company has entered into a definitive support agreement with Lundin Mining Corporation (“Lundin Mining”) where Lundin Mining has agreed to make an offer to acquire all of the outstanding common shares of Rio Narcea on a fully diluted basis and all of the outstanding warrants of Rio Narcea by way of a take-over bid for Cdn $5.00 cash per Share and Cdn $1.04 cash per Warrant.

Item 5

Full Description of Material Change

On April 4, 2007, the Company and Lundin Mining announced that they have entered into a definitive support agreement pursuant to which Lundin Mining will offer to acquire (the “Offer”) all of the outstanding common shares of the Company (the “Shares”) on a fully diluted basis and all of the outstanding warrants of the Company (TSX: RNG.WT) (the “Warrants”) by way of a take-over bid for Cdn $5.00 cash per Share and Cdn $1.04 cash per Warrant.  The consideration under the Offer represents a 22.90% premium over the 30-day weighted average trading price of the Company’s Shares as at April 3, 2007 and a 3.7% premium to the closing price of the Shares of the Company on April 3, 2007.

The Board of Directors of the Company has unanimously determined that the offer is fair and will recommend that shareholders (“Shareholders”) tender to the Offer.  The Company’s financial advisor has provided an opinion to the Board of Directors of the Company that the consideration to be received by the Shareholders under the Offer is fair from a financial point of view to such Shareholders.  Each senior officer and each member of the Board of Directors of the Company has agreed to support the Offer and to tender their Shares to the Offer, which together with shares owned by certain trusts associated with directors and management, represents approximately 5% of the Shares.

Haywood Securities Inc. acted as financial advisor to Lundin Mining and McCullough O’Connor Irwin LLP are its legal advisors.  The financial advisor to Rio Narcea is BMO Capital Markets and legal advisors are Fraser Milner Casgrain LLP.

The Company has entered into a support agreement with Lundin Mining that provides for, among other things, a non-solicitation covenant on the part of the Company, a right in favour of Lundin Mining to match any competing offers, and a non-completion fee payment of Cdn $25 million to be paid by the Company to Lundin Mining under certain specified circumstances.

A take-over bid circular containing the terms of the Offer will be mailed to Shareholders and Warrantholders (together with a Board of Directors circular of the Company) and other related documents on or before April 18, 2007.  The Offer, unless extended, will expire 36 days from its commencement.

The Company understands that Lundin Mining has entered into an option agreement with Red Back Mining Inc. (“Red Back”) whereby Red Back will, contingent upon the success of the Offer, have an option to acquire the Tasiast gold mine from Lundin Mining in consideration for US $225 million in cash and the assumption of US $42 million in debt related to the Tasiast gold mine.

About Lundin Mining:

Lundin Mining is a rapidly growing mining and exploration company engaged in the extraction, development, acquisition and discovery of base metal deposits internationally.  The company currently owns four operating mines:  Nvees-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden, and the Galmoy mine in Ireland.  A fifth mine underdevelopment, the Aljustrel mine in Portugal, will be brought into production in the third quarter of 2007.  Lundin Mining also holds a 49% stake in one of the world’s largest zinc projects – Orernoe, located in the Republic of Buryatia in the Russian Federation.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information, contact:

Javier Colilla
Senior Vice President, Corporate
Tel:  34 98 537 3300
Fax:  34 98 573 3301

Item 9

Date of Report

April 13, 2007